Exhibit 99.7

NICE Announces Industry’s First Conversational CX With ChatGPT-Enabled CXone

This pioneering integration of CXone Expert and OpenAI’s generative modeling enables consumers to resolve issues with human-friendly automated self-service

Hoboken, NJ., January 26, 2023 – NICE (Nasdaq: NICE), the worldwide leader in AI-powered self-service and agent-assisted CX software, today announced its integration of CXone Expert with OpenAI's generative modeling used in ChatGPT. CXone Expert is the industry’s leading cloud native customer service Knowledge Management solution, providing effortless, faster, self-service that delivers accurate answers for resolving customer issues. With this integration, organizations can create CX-rich, human-like conversational consumer experiences without engaging agents.

CXone Expert leverages NICE Enlighten AI models, custom-built for CX, and organization-specific data to create unique conversational AI models. The integration with OpenAI's generative modeling not only ensures that the resulting answers to consumer self-service inquiries are immediate and highly accurate, but that they are also semantically constructed in a human-friendly manner, optimized for consumer understanding. Combining the strengths of CXone Expert, with its easy-to-use content retrieval and conversational search capabilities, and ChatGPT technology, with its revolutionary approach to AI-driven natural language conversations, NICE is ushering in a new era of CX, where consumers are immediately routed to the right answers with no need for transfers or call-backs, while creating exceptional self-service experiences that feel familiarly human.

Barry Cooper, President, CX Division, NICE, highlighted the advantages of this new development, saying, “This ground-breaking integration between CXone Expert and ChatGPT technology is a game changer for CX.  By combining NICE’s deep CX-Industry specific Enlighten AI models with the innovative Conversational AI capabilities of OpenAI's generative modeling, we are evolving self-service to its inevitable next level, providing brands with powerful new capabilities to enhance customer experience, create more efficient customer interactions, and boost their brand engagement in a way that feels natural, friendly and human."

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.